SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Introduces Multi-channel Interaction Analytics to Extract Insights from Multiple Customer Touch Points Beyond Voice, Improving Customer Satisfaction, Operational Efficiency, Cross-sell/Up-sell Capabilities, Dated December 9, 2009.

99.2 Press Release: NICE Systems Wins Homeland Security Award for its Video Surveillance Solution from GSN: Government Security News, Dated December 10, 2009.

99.3 Press Release: Major US Bank BB&T Selects NICE SmartCenter to Enhance Customer Service Provided by Contact Center Agents, Dated December 14, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  December 6, 2009

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EXHIBIT INDEX

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99.1 Press Release: NICE Introduces Multi-channel Interaction Analytics to Extract Insights from Multiple Customer Touch Points Beyond Voice, Improving Customer Satisfaction, Operational Efficiency, Cross-sell/Up-sell Capabilities, Dated December 9, 2009.

99.2 Press Release: NICE Systems Wins Homeland Security Award for its Video Surveillance Solution from GSN: Government Security News, Dated December 10, 2009.

99.3 Press Release: Major US Bank BB&T Selects NICE SmartCenter to Enhance Customer Service Provided by Contact Center Agents, Dated December 14, 2009.

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NICE Introduces Multi-channel Interaction Analytics to Extract Insights from Multiple Customer Touch Points Beyond Voice, Improving Customer Satisfaction, Operational Efficiency, Cross-sell/Up-sell Capabilities

Cross-channel insights can now be extracted from email, chat, audio and social media

RA`ANANA, ISRAEL, December 09, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that Interaction Analytics business solutions of the NICE SmartCenter suite are now powered by multi-channel analytics capability which allows organizations to identify and analyze customer behavior patterns across a broad variety of available contact channels, from email and chat to telephone and social media. As a result, companies can deliver a consistent customer experience, improve first contact resolution, increase up-sell and cross-sell of products and services, and reduce churn, thus significantly increasing customer satisfaction and operational efficiency, as well as generating additional revenue. A webinar on the topic, "Managing the Complete Customer Experience with Multi-channel Interaction Analytics," is to take place on Dec. 10, 2009, at 1:00 p.m. Eastern, at http://tinyurl.com/yzgc7rb.

While the telephone remains the main vehicle for customers to interact with organizations, multiple channels are being used, such as online chat, instant and text messaging, web self-service, email and social media.  Consequently, it is imperative for companies to manage the customer experience across each of these customer touch point. The NICE multi-channel Interaction Analytics offering enables consistent and optimized service levels across a broad variety of channels and provides an understanding of what the customer is trying to do and the best way to deliver service.

"Delivering a positive and consistent customer experience is key to building customer loyalty and retaining valuable customers," said Michael Maoz, Research Vice President and Distinguished Analyst at Gartner, a leading analyst firm, "Yet essentially none of the companies providing customer service over multiple channels are able to ensure such an experience as the customer moves from one touch point to another. Multi-channel capabilities help ensure an optimal customer experience and satisfaction."

NICE`s multi-channel Interaction Analytics can automatically correlate a customer email requesting a product upgrade with product feedback communicated via social media, and then ensure that when the same customer calls the contact center, an agent they talk to automatically knows about those recent activities.  The insights gleaned in this example help identify a potential up-sell opportunity, as well as product design-related input valuable for the marketing department.  Acting on those insights helps organizations improve customer satisfaction, build share-of-wallet with a customer and increase operational efficiency.

"With today`s savvy customers reaching out to an organization via multiple contact channels, companies must manage customer experience in a holistic way - end-to-end and across multiple touch points," said Barak Eilam, president of NICE Interactions Business Applications.  "With NICE multi-channel Interaction Analytics, organizations can now deliver the best possible customer experience, while improving business performance both on the strategic and the operational levels."

Multi-channel Interaction Analytics is part of NICE SmartCenter, a suite of pre-packaged business solutions that address specific business issues and are powered by best-in-class applications, spanning interaction analytics, including speech analytics, quality management, call recording, workforce management and performance management. The business solutions include packaged offerings, including First Call Resolution, Churn Prediction, Average Handle Time Optimization, Sales Optimization, Competitive Intelligence, Collections, Compliance, Quality Optimization and Marketing Campaign Effectiveness. The NICE SmartCenter solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

To learn more about multi-channel Interaction Analytics, register for our webinar: "Managing the Complete Customer Experience with Multi-Channel Interaction Analytics," to take place on Dec. 10, 2009, 1:00 p.m. Eastern, at http://tinyurl.com/yzgc7rb.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Systems Wins Homeland Security Award for its Video Surveillance Solution
from GSN: Government Security News

RA`ANANA, ISRAEL, December 10, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that it was named a winner by GSN: Government Security News in GSN`s first annual Homeland Security Award program in the category of Best Video Storage/Digital Transmission System. The GSN Awards were established to acknowledge excellence in homeland security and the outstanding achievements of security vendors and government agencies at the federal, state and municipal levels.

NICE received the GSN Homeland Security Award for its September 2009 release of NiceVision, an intelligent video surveillance solution that combines real-time video analysis with IP networking, recording and management to enable effective detection, verification, resolution and investigation of security events. The new enhancements to NiceVision feature Visual Parameters Optimizer software, new H.264 capabilities, and a smart Network Video Recorder (NVR). The advanced capabilities of NiceVision exemplify NICE`s commitment to providing customers with security solutions that are complete, open, reliable, and evolutionary.

"The competition was stiff, and our panel of independent judges from a cross section of the security industry had to identify the 'best of the best' for 2009 across dozens of categories," said Jacob Goodwin, the editor-in-chief of GSN: Government Security News, who oversaw the evaluation process.

"We are honored to have been named a winner in GSN`s first annual Homeland Security Awards competition, which affirms NICE`s innovation and market leadership in the homeland security sector," said Chris Wooten, President, Security Division Americas, NICE. "NiceVision is used by leading government and private sector organizations on many continents to protect people, infrastructure and assets, including city centers, transportation systems, critical infrastructure, and enterprise campuses."

NiceVision is part of NICE`s multi-layered suite of security solutions, which is tailored to key vertical markets and includes solutions for security management, video surveillance, communications recording, lawful interception and intelligence, and multimedia incident information management. NICE`s security solutions help organizations better detect, verify, respond to, investigate and resolve incidents, and ensure the safe-keeping and protection of assets, infrastructure, and people.

More information on NiceVision 10.8 can be found at www.nice.com/news/show_news.php?id=853.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About Government Security News (GSN) and the GSN Homeland Security Awards

Founded in 2003, GSN: Government Security News is a leading source of news and information on homeland security, with over 35,000 readers in the fields of physical, IT and homeland security. The print and online editions of GSN are the standard of editorial quality in the homeland security field and a rich source of news, analysis, interviews, new products and technologies in all aspects of homeland security, from access control and airport security to biometrics, border protection, disaster recovery, emergency preparedness, IT security, maritime and port security, rail security, security services, state and local governments and urban security. GSN`s Homeland Security Awards program was established to acknowledge excellence in homeland security. Awards recognize outstanding vendors and products in the field of IT Security, outstanding vendors and products in the field of Physical Security, and best government agencies and officials at federal, state and municipal/country levels, and are presented in 35 different categories. Award recipients are selected by an independent and objective panel of judges from a cross section of the security industry.

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Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Major US Bank BB&T Selects NICE SmartCenter to Enhance Customer Service Provided by Contact Center Agents

RA`ANANA, ISRAEL, December 14, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract insight from interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that BB&T, a major US bank, has selected NICE SmartCenter suite to improve customer service provided by its contact center agents.

Founded in 1872, BB&T is among the largest financial-holding companies in the US, with more than $165 billion in assets, as of Sept. 30, 2009.  BB&T is a fast growing bank with a merger and acquisition strategy that includes acquiring community banks and thrifts, insurance agencies, and non-bank financial services companies. More information about the bank is available at www.BBT.com.

Yochai Rozenblat, President NICE Americas, said, "NICE leads the market in helping financial services companies build enduring and profitable customer relationships, while reducing costs.  The selection of NICE by BB&T confirms this longstanding leadership in providing advanced solutions for achieving regulatory compliance, reducing costs, and improving operational efficiency and customer satisfaction."

NICE SmartCenter is a suite of pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, multi-channel interaction analytics, workforce management and  performance management. The business solutions address interactions across a variety of channels, from audio, email and chat to social media and text messaging, and include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Call Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented standalone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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